Exhibit 99.1 to Form 4

Sentient USA Resources Fund, LP

Date of Event: December 31, 2008

Explanation of filing:

This filing is made on behalf of Sentient USA Resources Fund, LP (“SURF I”) and its general partner, Sentient Executive MLP 1, Limited (“MLP I”). SURF I has four limited partners, (i) Sentient Global Resources Fund I, LP (“FUND I”), (ii) Sentient Global Resources Trust No 1 (TRUST I), (iii) Sentient USA Resources Fund II, LP, and (iv) Sentient Global Resources Fund III, LP.

The address of the general partner and of each of the limited partners is the same as the address for SURF I.

The ownership form for SURF I is D (Direct), for MLP I is I (Indirect).

On October 31, 2008, all of the shares and all rights to acquire shares of the Issuer owned by SURF II and FUND III were contributed to SURF I, in exchange for limited partnership interests in SURF I. In SURF I’s amended and restated agreement of limited partnership, MLP I, the general partner of SURF I, has sole voting and investment control of all investments owned by SURF I.

Additionally, on November 3, 2008, effective October 31, 2008 the (“Closing”), SURF I restructured all of its investments in the Issuer and its direct and indirect subsidiaries. This restructuring resulted in SURF I terminating all previously existing rights to acquire shares of the Issuer except for warrants to purchase up to 600,000 shares of common stock of the Issuer for a purchase price of $1.00 per share, which warrants terminate March 19, 2009. At the Closing: (i) SURF I acquired 27,875,047 shares of the Issuer’s common stock at a deemed purchase price of $0.36 per share, (ii) subject to limited conditions, SURF I agreed to acquire 12,149,628 additional shares of the Issuer’s common stock on or before December 4, 2008 at a price of $0.36 per share, (iii) subject to limited conditions, SURF I acquired a limited right to purchase up to 5,500,000 additional shares of the Issuer (with the proceeds to be used to satisfy previously unsatisfied debts of the Issuer), provided that until the second closing (referenced in clause (ii)), the Issuer has the right to require SURF I to purchase up to 1,895,708 shares of common stock out of the 5,500,000 referenced in clause (iii) if needed to provide the Issuer with working capital.  The exchange rights granted by the securityholder agreement were terminated at the Closing.

As a result of the conveyances to SURF I by its limited partners and the amendments to its limited partnership agreement, all reporting persons except SURF I and its general partner, MLP I, no longer have any beneficial ownership in the securities owned by SURF I since MLP I has sole voting and investment control over those securities.

The Price of the acquisition of 27,804,047 shares was determined as follows: (i) 15,277,778 shares were purchased for cash at $0.36 per share, (ii) 6,619,469 shares were purchased by cancelling notes and interest on the notes at $0.36 per share, and (iii) 5,977,800 shares were received in exchange for debts, rights and obligations originally acquired from a third party for $2,621,054 and are reflected at the cost basis of $0.438 per share. The average cost per share for all 27,804,047 shares is $0.377.

Effective December 31, 2008, SURF I exercised its subscription rights to purchase an aggregate of 12,149,628 shares for a purchase price of $0.36 per share.

[Signatures on following page]

Exhibit 99.1 to Form 4

Sentient USA Resources Fund, LP

Date of Event: December 31, 2008

Additional signatures:

Sentient Executive MLP1, Limited By:___/s/ Greg Link_______ Greg Link, Director Date: January 5, 2009